UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number 1-14472

Cornell Companies, Inc. 401(k) Profit Sharing Plan

CORNELL COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	76-0433642
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

1700 West Loop South, Suite 1500, Houston, Texas	77027
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 623-0790

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Cornell Companies, Inc. 401(k) Profit Sharing Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Cornell Companies, Inc. 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules are subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LJ Mosby, P.C.

Houston, Texas

July 11, 2008

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments (at fair value)	$26,361,511	$24,578,514

Receivables:
Employee contributions	70,913	75,840
Employer contributions	29,318	59,476
Due from brokers	25,630	2,974
Total receivables	125,861	138,290

Total assets	26,487,372	24,716,804

LIABILITIES:
Corrective distributions payable	(156,724)	(50,000)
Due to brokers	(45,325)	(33,653)

Total liabilities	(202,049)	(83,653)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$26,285,323	$24,633,151

The accompanying notes are an integral part of these financial statements.

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

2007

ADDITIONS:
Net appreciation in fair value of investments	$3,287
Dividends	1,351,307
Interest	442,192
Employee contributions	3,752,406
Employer contributions	1,447,159
Employee rollover contributions	220,247

Total additions	7,216,598

DEDUCTIONS:
Benefit payments and withdrawals	(5,268,332)
Corrective distributions	(156,724)
Plan expenses	(139,370)

Total deductions	(5,564,426)

INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	1,652,172

NET ASSETS AVAILABLE FOR PLAN BENEFITS, BEGINNING OF YEAR	24,633,151

NET ASSETS AVAILABLE FOR PLAN BENEFITS, END OF YEAR	$26,285,323

The accompanying notes are an integral part of these financial statements.

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

1.     DESCRIPTION OF THE PLAN

General

The Cornell Companies, Inc. 401(k) Profit Sharing Plan (the Plan) was established on January 1, 1993, and is a defined contribution plan in which generally all employees of Cornell Companies, Inc., and its subsidiaries (the Company), are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Plan Administration and Trustee

The Company is the Plan’s administrator and trustee.  The board of directors of the Company appoints an individual to be responsible for the administration of the Plan.  Effective October 11, 2002, the Company appointed Reliance Trust Company as the Plan’s asset custodian and DailyAccess Corporation as the Plan’s record keeper.

Eligibility and Contributions

Effective September 1, 2000, all employees except leased employees are eligible to participate in the Plan with no service requirements and can enroll in the Plan immediately.  Prior to September 1, 2000, all employees, except leased employees, who had completed one year of service were eligible to participate in the Plan and could enroll in the Plan quarterly.

Employees may elect to contribute from 1 percent to 20 percent of their compensation, as defined, up to the maximum allowed under Internal Revenue Service (IRS) guidelines.  The Company makes matching contributions equal to 50 percent of the participants’ elective deferrals for the Plan year up to 6 percent of the participant’s eligible compensation.  Participant rollover contributions from other qualified plans are allowed under the Plan.

Participant Accounts and Investment Options

Each participating employee’s share of the net assets of the Plan is segregated in an individual account.  Participants exercise control over the types of investments made on their behalf, provided that such investments shall be invested only in investment funds designated by the Plan sponsor.  Each participant may elect to invest his/her contribution and the Company’s contributions made on the participant’s behalf in any one or more of the investment funds.  Participants can direct the investment on their individual accounts among seventeen mutual funds and a Cornell Unitized Stock Fund.  Investment income or loss is allocated daily to a participant’s account in the same ratio as the participant’s investment in each fund bears to the total of all participants’ investments in each fund.

Vesting

All participant contributions are 100 percent vested and nonforfeitable at all times.  Participants become vested in the Company’s contributions to the Plan as follows:

	Hired Before 9/1/00	Hired After 8/31/00
Years of Service	Vested Percent	Vested Percent

1	0%	0%
2	20%	0%
3	100%	100%

Loans

A participant may borrow from the Plan up to the lesser of $50,000 or 50 percent of the participant’s vested account balance with a minimum loan requirement of $1,000.  The loans are collateralized by the participant’s vested account balance.  Interest is charged at the current commercial lending rate and is credited to the participant’s account.  The participant is entitled to no more than one loan concurrently.

Payment of Benefits

Benefits are payable to a participant upon separation from service, total and permanent disability, reaching age 59 ½, retirement or death in accordance with the aforementioned vesting schedule.  In addition, hardship distributions are permitted if certain Plan provisions are met.  Distributions are made in the form of lump-sum payments.  No other optional form of payment is available. Effective September 1, 2000, an early retirement option was added to the Plan.  Upon completion of five years of service and attained age 55, a participant may elect to retire from the Company and begin receiving benefits.

Also, a participant who has attained the normal retirement age and who has not separated from service may receive a distribution of his or her vested account balance.

Forfeitures

Forfeitures of any Company contributions are to be used either to reduce the Company’s contributions to the Plan or to pay the expenses of the Plan.  As of December 31, 2007 and 2006, $14,239 and $155,369, respectively, of forfeitures are included in net assets available for benefits.  In 2007, $121,819 of forfeitures were utilized by the Company to pay the expenses of the Plan and $169,158 of forfeitures were used to reduce Company contributions.

Plan Termination

The Company currently intends to continue the Plan for the benefit of its employees but reserves the right to discontinue contributions and/or terminate the Plan, subject to the provisions of ERISA.  In the event of a complete termination of the Plan, the affected participants shall be fully vested in all amounts allocated to their accounts, and such amounts shall be nonforfeitable.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.  Benefit payments are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from those estimates.

Valuation of Investments

Investments in mutual funds (inclusive of the Cornell Unitized Stock Fund) are stated at fair value based on published market prices.  The Company common stock is valued at its quoted market price.  Participant loans are valued at cost which approximates fair value.  Purchases and sales are recorded on a trade-date basis. Realized gains (losses) on the sale of mutual funds and common stock and unrealized appreciation (depreciation) in fair value of mutual funds and common stock are shown as net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for plan benefits. Interest income is recorded as earned and dividends are recorded on the ex-dividend date.

Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and the American Institute of Certified Public Accountants Statement of Position (SOP) 94-4-1 requires that plans holding stable value investments as defined in the pronouncement present those investments at contract value, rather than fair value. The Plan does not hold any investments that meet this definition of stable value investments.

Expenses

Administrative and other expenses of the Plan are generally paid from Plan forfeitures.  Plan expenses related to participant initiated withdrawal and loan transactions are paid by the participants from their account balances.  Plan related expenses paid directly by the Company in 2007 were not significant.

3.     RISKS AND UNCERTAINTIES

The Plan provides for investment in mutual funds and Company common stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4.     INVESTMENTS

Individual investments that exceed 5 percent of net assets available for benefits at December 31, 2007 and 2006 are as follows:

2007 -
AIM Cash Reserve Fund	$6,593,128
AIM Constellation Fund	1,554,718
Goldman Sachs Small Cap Value Fund	2,185,522
Janus Advisor International Growth	1,887,537
Oppenheimer Main St. Growth and Income – N Shares	1,643,984
Cornell Unitized Stock Fund	1,286,696
Participant Loans	1,129,928

2006 –
AIM Real Estate Fund	$1,257,138
AIM Cash Reserve Fund	7,566,087
AIM Constellation Fund	1,502,981
Goldman Sachs Small Cap Value Fund	2,126,012
Janus Advisor International Growth	3,038,539
Oppenheimer Main St. Growth and Income – N Shares	1,772,170
Cornell Unitized Stock Fund	1,232,874
Participant Loans	1,307,646

5.     FEDERAL INCOME TAXES

Effective January 1, 1993, the Company adopted the Cornell Companies, Inc. 401(k) Profit Sharing Plan (the Plan). The Plan received a favorable determination letter on March 8, 1994.  The Plan has since been amended; however, the Company believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended.  Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2007 and 2006.

6.     CORRECTIVE DISTRIBUTIONS PAYABLE

The Plan is subject to certain compliance requirements of non-discrimination rules under ERISA and IRS guidelines.  For the Plan years ended December 31, 2007 and 2006, the Plan failed certain of these non-discrimination tests due to lower levels of contribution participation by non-highly compensated eligible Plan participants.  The Plan has recorded corrective distributions payable of $156,724 and $50,000 at December 31, 2007 and 2006, respectively, in the statement of net assets available for benefits to reflect the appropriate refund of a portion of the contributions made by highly compensated participants in order to comply with non-discrimination requirements.  As a result of the corrective distribution, employer matching contributions attributable to refunds are forfeited to the Plan’s Trust.

7.     PARTY-IN-INTEREST TRANSACTIONS

Participants may invest in the common stock of the Company through the Cornell Unitized Stock Fund.  The Company is the sponsor of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Loans to participants also qualify as party-in-interest transactions. Certain administrative expenses of the Plan are paid by the Company. The Company also provides certain administrative services to the Plan without compensation. These transactions are permitted under provisions of ERISA.

Employee contributions of $4,901, loan payments of $396 and matching employer contributions of $2,095 related to 2007 were not remitted to the Plan’s trust on a timely basis. These amounts, with related earnings thereon, were remitted to the Plan in 2008.  Employee contributions of $19,786, loan payments of $2,410 and matching employer contributions of $7,608 related to 2006 were not remitted to the Plan’s trust on a timely basis. These amounts, with related earnings thereon, were remitted to the Plan in 2007.  These are prohibited non-exempt party-in-interest transactions. The Plan Administrative Committee believes it has taken steps to correct these matters and to bring the Plan into compliance with the related regulations.

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

	Number of		Current
Identity of Issue/Description of Asset	Shares/Units	Cost	Value

Cash	38,104	(a)	$38,104
Mutual Funds:
AIM Basic Balanced Fund	69,045	(a)	916,231
AIM Capital Development Fund	31,920	(a)	585,732
AIM Cash Reserve Fund	8,837,961	(a)	8,837,961
AIM Constellation Fund	51,913	(a)	1,524,673
AIM Basic Value Fund	15,094	(a)	475,455
AIM High Yield Fund	25,674	(a)	109,116
AIM Income Fund	19,954	(a)	119,523
AIM Real Estate Fund	35,162	(a)	802,407
AIM Small Cap Growth Fund	20,377	(a)	590,923

Goldman Sachs Midcap Value	28,727	(a)	1,015,511
Goldman Sachs Small Cap Value Fund	50,252	(a)	1,719,128
Delaware Foundation Conservative Allocation Fund	17,396	(a)	161,959
Delaware Foundation Aggressive Allocation Fund	47,644	(a)	501,687
Delaware Foundation Moderate Allocation Fund	33,022	(a)	348,056
Janus Advisor International Growth	60,614	(a)	3,904,742
Oppenheimer Main St. G & I – N Shares	48,617	(a)	1,757,035
Wells Fargo Total Return Bond Fund	38,224	(a)	476,267
Company Stock:
Cornell Unitized Stock Fund*	38,288	(a)	1,302,383

Participant Loans* (interest rates ranging from 5.00% to 11.50%)		(a)	1,174,618
			$26,361,511

*                       Indicates party-in-interest.

(a)               cost omitted for participant-directed investments.

CORNELL COMPANIES, Inc. 401(K) PROFIT SHARING PLAN

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

Participant contributions	Total that constitute nonexempt prohibited transactions			Total fully corrected
Or loan payments	Amounts not	Corrected	Corrections	under VFCP
Transferred late to the Plan	corrected	outside VFCP	pending n VFCP	and PTE 2002-51

2006 amounts remitted to the Plan in 2007:

$22,196		$22,196

2007 amounts remitted to the Plan in 2008:

$5,297		$5,297

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CORNELL COMPANIES, INC.
401(k) PROFIT SHARING PLAN

Date:	July 14, 2008	By:	/s/ PATRICK N. PERRIN
Patrick N. Perrin
Sr. V.P., Chief Administrative Officer and Plan Coordinator for Cornell Companies, Inc.

INDEX TO EXHIBITS

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm – LJ Mosby, P.C.